[redacted]

11033178

[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkshire Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 19th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Bruce Cameron 212-207-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 E 42nd Street	New York	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Bruce Cameron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkshire Capital Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

[redacted]
Notary Public, State of New York
No. [redacted]
Qualified in New York County
Commission Expires July 2, 2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
Berkshire Capital Securities LLC

We have audited the accompanying consolidated statement of financial condition of Berkshire Capital Securities LLC and Subsidiary (the Company) as of December 31, 2010, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We did not audit the statement of financial condition of Berkshire Capital Securities Limited, (Berkshire Capital) a wholly-owned foreign subsidiary, which statements reflect total assets of $173,434 as of December 31, 2010. That statement was audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Berkshire Capital, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Berkshire Capital Securities LLC and Subsidiary as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 25, 2011

One Grand Central Place, 60 East 42nd Street, New York, NY 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Berkshire Capital Securities LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2010

ASSETS	
Cash and cash equivalents	$ 5,101,442
Client receivables	183,652
Investments	440,821
Prepaid expenses	359,806
Due from members	293,483
Cash surrender value of officer's life insurance	85,523
Furniture, equipment and leasehold improvements, net	127,221
	$ 6,591,948
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 378,791
Profit sharing and bonuses payable	1,723,360
Deferred rent expense	126,403
Total Liabilities	2,228,554
Members' equity	4,363,394
	$ 6,591,948

See notes to consolidated financial statements

1. Company

Berkshire Capital Securities LLC (the Company), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The Company transacts its investment banking business at offices in New York, Colorado and London. Berkshire Capital Securities Limited, its wholly-owned United Kingdom subsidiary, conducts London office investment banking activities.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of financial statements. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the consolidated statement of financial condition the Company considers all highly liquid debt instruments with a maturity of three months or less, at the time of purchase, to be cash equivalents.

Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) guidance on *Fair Value Measurements* which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

2. Significant Accounting Policies *(continued)*

Investments Valuation

Investments other than certificates of deposit are carried at fair value. The fair value of alternative investments has been estimated by management in the absence of readily determinable fair values. The fair value of the Company's interest therein and their classification within Level 3 is based on the Company's ability to redeem its interest in the near term. Certificates of deposit are carried at cost plus accrued interest.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Maintenance and repairs are charged to operations. Depreciation expense is calculated using the straight-line method over the respective assets' estimated useful life. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the lease term.

Officer's Life Insurance

The Company is owner and beneficiary of life insurance policies in the face amount of $5,000,000 as of December 31, 2010. These policies are on the life of its president. There are no outstanding loans on these policies.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Included in members' equity is an accumulated other comprehensive gain of $43,940.

Income Taxes

The Company is treated as a partnership for Federal and state income tax purposes and, accordingly, does not record an income tax provision because its members report their share of the Company's income or loss in their income tax returns. The Company's subsidiary is a disregarded entity for tax purposes and therefore its operations are combined with the Company's operations for reporting purposes.

Accounting for Uncertainty in Income Taxes

At December 31, 2010, management has determined that the Company and its subsidiary had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2007. The Company's Subsidiary is no longer subject to U.K. tax audits for periods prior to 2004.

2. Significant Accounting Policies *(continued)*

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 25, 2011.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn in the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of approximately $3,209,000, which was approximately $3,060,000 in excess of its required net capital of $148,570.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

4. Investments

The following are the classes and major categories of investments at December 31, 2010:

	Significant Unobservable Inputs (Level 3)	Total
At fair value		
Private equity investments (a)	$ 189,978	$ 189,978
Certificate of deposit at cost plus accrued interest		250,843
Total Investments		$ 440,821

(a) Based on its analysis of the nature and risks of these investments, the reporting entity has determined that presenting them as a single class is appropriate.

4. Investments *(continued)*

The following is a reconciliation of the beginning and ending balances for Level 3 private equity investments during the periods ended December 31, 2010:

Beginning balance	$ 246,230
Foreign currency loss on investments	(4,640)
Unrealized losses relating to instruments still held at the reporting date included in earnings	(51,612)
Ending balance	$ 189,978

The fair value of the Company's Level 3 investments has been estimated by management in the absence of readily determinable fair values. These investments are private equity investments in private companies. The redemption of these investments relies on the Company being able to locate a suitable buyer for its shares owned. The agreements with the private companies do not provide redemption features and the sale of the Company's interests is not guaranteed. There were no transfers into or out of the level of the fair value hierarchy for assets measured at fair value in the current year. There were no purchases, sales or realized gains and losses on investments in the current year.

Investments Risks and Uncertainties

Alternative Investments consist of non-traditional, not readily marketable investments. Investments are carried at fair value. Because of the inherent uncertainty of valuations, the estimated fair values may differ significantly from the values that would have been used had a ready market for such investments existed or had such investments been liquidated, and those differences could be material.

5. Due from Members

During the year the Company paid expenses on behalf of members that arise in the normal course of business.

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2010:

		Estimated Useful Life
Furniture and fixtures	$ 342,274	7 yrs.
Office equipment	1,572,707	5-7 yrs.
Leasehold improvements	213,273	5-10 yrs.
	2,128,254	
Accumulated depreciation	2,001,033	
	$ 127,221	

7. Employee Benefit Plan

The Company maintains a 401(k) plan for substantially all of its employees. The company may make discretionary profit sharing plan contributions as determined by the Board of Directors. As of January 1, 2011 the Company suspended the annual matching 401k and profit sharing contributions.

8. Equity Participation Program

The Company has an equity participation program (EPP) for key employees (participants).Under the terms of the EPP, participants may be eligible on an annual basis to allocate a portion of their compensation or at the discretion of the Company's Compensation Committee to purchase newly issued units of membership interest from the Company. The pricing of units purchased under the EPP is calculated annually based on the Company's earnings and year end book value. For the year ended December 31, 2010, there were 1,500 units of membership interest purchased and 1,500 units of membership interest granted as compensation with a three year vesting period.

9. Commitments

The Company has offices in New York City, Colorado, and London. Leases for office space expire through October 31, 2015. An irrevocable stand-by letter of credit in the amount of $498,000 was delivered to the landlord in lieu of cash security for the New York City office. Rent expense for 2010 was $949,000 net of rental sublease income of approximately $8,000.

9. Commitments *(continued)*

Approximate future minimum rental payments at December 31, 2010, under all operating leases having an initial or remaining non-cancelable term of more than one year are shown below.

2011	$ 970,000
2012	978,000
2013	565,000
2014	22,000
2015	18,000
	$ 2,553,000

10. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, investments and client receivables. At times, cash balances exceed the Federal Deposit Insurance Corporation's insurable limit. This potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts. The Company does not have a material concentration of credit risk with respect to client receivables, due to its generally short payment terms. Management believes that all client receivables are collectible therefore no allowance for bad debts has been recognized at December 31, 2010.